21004921

Washington, D.C. 20549

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SEC FILE NUMBER
8-53089

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Franklin Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Paterson (Name) (801) 201 7042 (Area Code – Telephone Number) david.paterson@franklintempleton.co.uk (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Franklin Distributors, LLC, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer & Designated Financial Principal

Notary Public

NICHOLAS WARREN
Notary Public - State of Utah
Commission Number: 719656
My Commission Expires on
Aug. 3, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Franklin Distributors, LLC

Statement of Financial Condition
September 30, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Franklin Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Franklin Distributors, LLC and its subsidiaries (the "Company") as of September 30, 2021, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 22, 2021

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Distributors, LLC
Statement of Financial Condition
September 30, 2021

(in thousands)

Assets		
Cash and cash equivalents	$	188,801
Receivables		71,269
Due from parent and affiliated entities		90,051
Deferred sales commissions, net		12,720
Deferred taxes, net		2,062
Other		3,526
Total Assets	**$**	**368,429**
Liabilities		
Sales and distribution expenses	$	162,403
Accounts payable and accrued expenses		45,141
Due to parent and affiliated entities		13,728
Income taxes, net		2,381
Total liabilities		223,653
Commitments and Contingencies (Note 6)		
Member's Capital		
Member's Capital		97,820
Retained earnings		46,956
Total member's capital		144,776
Total Liabilities and Member's Capital	**$**	**368,429**

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Distributors, LLC, formerly Legg Mason Investor Services, LLC ("FD" or the "Company", formerly "LMIS") is a wholly-owned subsidiary of Templeton Worldwide, Inc. ("TWI" or the "parent"), which is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). Legg Mason is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin").

FD is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as the principal underwriter and distributor for various funds sponsored by Franklin ("affiliated funds"). The Company also acts as direct marketing broker-dealer for institutional investors in mutual funds sponsored by Franklin and private investment vehicles to corporations, pension plans, trusts, and high-net-worth clients on behalf of Franklin subsidiaries; and as marketing broker-dealer for Franklin's Luxembourg and Ireland-domiciled mutual funds to U.S. broker-dealers with offshore clients. FD is a member of the Financial Industry Regulatory Authority ("FINRA"), which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation ("SIPC").

On July 31, 2020, Franklin completed its acquisition of Legg Mason (the "Acquisition"), following which the Company changed its fiscal year end from March 31 to September 30 to align to Franklin's fiscal year end.

On July 1, 2021, as part of Franklin's global reorganization initiative to integrate Legg Mason's subsidiaries with Franklin's existing corporate structure and achieve operational and regulatory efficiencies, Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of Franklin, merged into a newly formed limited liability company, Franklin Templeton Distributors, LLC ("FTD") and immediately distributed its subsidiaries, Franklin Mutual Advisers, LLC and Franklin Advisory Services, LLC ("FMA" and "FAS", respectively, and together with FTDI, the "FTDI Group") to Franklin. On July 6, 2021, Legg Mason contributed the Company to TWI, at which point TWI became the parent of the Company. On July 7, 2021, FTD merged into the Company. Prior to that date, FTDI was registered with the SEC as a broker-dealer and was a member of FINRA and SIPC. Additionally, on July 7, 2021, the Company acquired certain assets and liabilities of Templeton/Franklin Investment Services, Inc. ("TFIS"), another wholly-owned subsidiary of TWI, for cash consideration of $1.9 million.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 22, 2021, which is the date the statement of financial condition was available to be issued.

Related Parties
Related parties are affiliated funds and other Franklin subsidiaries ("affiliated entities"). Amounts due to and from affiliated entities, and substantially all of the Company's receivables are from related parties.

Cash and Cash Equivalents
Cash and cash equivalents consist of nonconsolidated money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with three financial institutions exceeded local regulatory insured limits by a total of $1.8 million at September 30, 2021, representing a concentration of credit risk.

Receivables
Receivables primarily consist of fees receivable from investment products and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value.

Deferred Sales Commissions
Deferred sales commissions consist of upfront commissions paid to financial advisers and broker-dealers on shares of affiliated funds without a front-end sales charge to investors, and are amortized over eighteen months, the period in which they are generally recovered from related revenues. Deferred sales commissions are tested for impairment when there is an indication that the carrying value may not be recoverable.

Stock-Based Compensation
The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. Forfeitures are accounted for as they occur.

Income Taxes
The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record deferred tax assets related to federal or combined state income tax losses in its consolidated statement of financial condition. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities, other than those related to federal or combined state net operating losses, are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively.

3. Recently Adopted Accounting Guidance

On October 1, 2020, the Company adopted new guidance issued by the Financial Accounting Standards Board for credit losses. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost, including receivables. The Company adopted the new guidance using the modified retrospective approach. No cumulative effect adjustment was recognized upon adoption.

4. Deferred Sales Commissions

Deferred sales commissions at September 30, 2021 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Deferred sales commissions	$ 82,310	$ (69,590)	$ 12,720

5. Taxes on Income

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2021 were as follows:

(in thousands)	
Deferred Tax Assets	
Deferred compensation and benefits	$ 3,512
Net operating loss and tax credit carry-forwards	380
Depreciation	262
Other	70
Total deferred tax assets	4,225
Deferred Tax Liabilities	
Amortization of purchased intangibles	470
Deferred commissions	1,693
Total deferred tax liabilities	2,163
Net Deferred Tax Asset	**$ 2,062**
Unrecognized tax benefits as at September 30, 2021	**$ (54,272)**

At September 30, 2021, there were $0.4 million in state tax credits expiring in 2026.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are 2017 to 2021 for U.S. federal and the states of California, Florida, New Jersey, New York, and Pennsylvania.

6. Commitments and Contingencies

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

7. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2021 was $2.9 million and is included in amounts due to parent and affiliated entities in the statement of financial condition.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and/or its funds, and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 140 million shares authorized under the USIP, of which 23.4 million shares were available for grant at September 30, 2021.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time or the achievement of predetermined Franklin financial performance goals.

Stock and stock unit award activity was as follows:

	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Per Share
Nonvested balance at April 1, 2020	452,393	16,550	468,943	$ 30.59
Granted	392,912	—	392,912	20.73
Vested	(403,634)	(135,013)	(538,647)	27.82
Forfeited/canceled	(71,542)	(7,698)	(79,240)	30.36
Modified	18,191	(18,191)	—	—
Transferred in (out), net	79,616	265,748	345,364	—
Nonvested Balance at September 30, 2021	**490,846**	**57,310**	**589,332**	**$ 22.16**

The total fair value of stock and stock unit awards vested during the period was $17.6 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and stock unit awards, shares are repurchased using a net stock issuance method.

8. Related Party Transactions

The amounts related to transactions with affiliates included in the statement of financial condition were as follows:

(in thousands)	Affiliated Funds	Parent and Affiliated Entities
Receivables	$ 71,269	$ —
Due from parent and affiliated entities	—	90,051
Due to parent and affiliated entities	—	13,728
Income taxes due to parent	—	2,381

9. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital required is $250,000. At September 30, 2021, the Company had net capital of $29.7 million, which was $29.4 million in excess of its minimum requirement.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from April 1, 2020 to September 30, 2021 without exception.

Advances to Franklin, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

10. Reconciliation of Statement of Financial Condition to FORM X-17a-5

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5, Part II-A.

A reconciliation of amounts reported herein to amounts reported by FD in its unaudited amended Part II-A FOCUS report filing is as follows:

(in thousands)	Form X-17a-5	Reclassification and Elimination	Statement of Financial Condition
Assets			
Cash and cash equivalents	$ 1,147	$ 187,654	$ 188,801
Receivables	71,269		71,269
Securities not readily marketable	211	(211)	—
Investment securities	187,653	(187,653)	—
Due from parent and affiliated entities	90,051	—	90,051
Deferred sales commissions, net	—	12,720	12,720
Deferred taxes, net	—	2,062	2,062
Other	18,098	(14,572)	3,526
Total Assets	**$ 368,429**	**$ —**	**$ 368,429**
Liabilities and Member's Capital			
Sales and distribution expenses	$ 95,061	$ 67,342	$ 162,403
Accounts payable and accrued expenses	128,592	(83,451)	45,141
Due to parent and affiliated entities	—	13,728	13,728
Income taxes, net	—	2,381	2,381
Member's capital	144,776	—	144,776
Total Liabilities and Member's Capital	**$ 368,429**	**$ —**	**$ 368,429**